Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Sun Life Financial appoints Colm Freyne as Chief Financial Officer

            TORONTO, Sept. 24 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF)
announces the appointment of Colm Freyne as Executive Vice-President and Chief
Financial Officer. Mr. Freyne is responsible for the Company's worldwide finance, planning, taxation and investor relations activities and is a member of the Sun Life executive team. He has been Sun Life's Acting Chief Financial
Officer since July 1, 2009.
            Donald A. Stewart, Chief Executive Officer, Sun Life Financial said,
"Colm is a well-respected leader with three decades of international financial services experience. He will continue to bring a disciplined approach to Sun
Life's financial affairs and a strong focus on maintaining our well-capitalized position."
            Mr. Freyne started his career with Coopers & Lybrand (now
PricewaterhouseCoopers) in Ireland. He moved to TD Bank Financial Group where he became Chief Accountant in 1998. Mr. Freyne joined Sun Life in 2003 and has managed enterprise functions as Chief Auditor and then Senior Vice-President and Controller.

            About Sun Life Financial

            Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
June 30, 2009, the Sun Life Financial group of companies had total assets under management of CDN$397 billion. For more information please visit
www.sunlife.com.
            Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

            %CIK: 0001097362

            /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
            (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 15:46e 24-SEP-09